UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number 0-27234
NOTIFICATION OF LATE FILING
        (Check one)☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Photon Dynamics, Inc.

Full Name of Registrant

Former Name if Applicable
5970 Optical Court

Address of Principal Executive Office (Street and number)
San Jose, California 95138-1400

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant has voluntarily initiated a review regarding the registrant’s calculation of certain customs duties and related accounting matters. The registrant is conducting this review with the assistance of customs experts and its independent auditors in order to determine the underreported amount, if any, of customs duties and the appropriate accounting treatment to apply. The registrant will not be in a position to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 until after the completion of the ongoing review of expenses relating to customs duty calculations. The registrant currently expects to file its Quarterly Report on Form 10-Q on or before February 14, 2007.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Carl C. Straub Jr.	408	226-9900

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant refers to its Current Report under Item 2.02 of Form 8-K filed with the Securities and Exchange Commission on January 30, 2007, in which the registrant said that it currently expects to report revenue of $21.4 million for the three months ended December 31, 2006, and that its net loss per share for the period is still expected to be in the range of $0.45 to $0.55 previously provided as guidance. For the three months ended December 31, 2005, the registrant reported revenue of $41.6 million and net income per share of $0.20. The anticipated change in results of operations from the three months ended December 31, 2005 is due primarily to delays in the investment plans of many of the registrant’s customers and the cyclical aspects of their capital equipment procurement practices and is not related to the reasons for this notification of late filing described in Part III above.
This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations on the date of this press release and involve a number of uncertainties and risks. These uncertainties and risks include, but are not limited to: calculation and final settlement of underreported customs duties and possible interest and penalties; and changes and adjustments in the company’s estimated first quarter results as a result of new information or additional procedures. As a result, Photon Dynamics’ actual results may differ substantially from expectations. For further information on risks affecting Photon Dynamics, refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the caption “Factors Affecting Operating Results” in Photon Dynamics’ Annual Report on Form 10-K for fiscal 2006. Photon Dynamics undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Photon Dynamics, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2007	By:	/s/ Michael Schradle
Michael Schradle
Chief Financial Officer

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